EXHIBIT INDEX

Page No.              Identification and Classification of the Subsidiary
     6                Which Acquired the Security Being Reported on by the
                      Parent Holding Company.

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                             EXHIBIT

      Identification of the Relevant Subsidiary

The Aetna Casualty and Surety Company, and insurance company and wholly-owned subsidiary of Aetna Life and Casualty Company.

      4,611,300 shares of Common Stock; Par Value $.01